Exhibit (a)(1)(B)

ENTEROMEDICS INC.

OFFER TO EXCHANGE OUTSTANDING STOCK OPTIONS

ELECTION TO PARTICIPATE

EnteroMedics Inc. (“EnteroMedics,” “we,” “us” or “our”) is offering our employees (including executive officers) the opportunity to exchange certain outstanding options to purchase shares of EnteroMedics common stock that were previously granted under our Amended and Restated 2003 Stock Incentive Plan (the “2003 Plan”), and have an exercise price per share greater than $10.00 (which is currently greater than the highest per share closing price of our common stock for the eleven month period immediately preceding the Expiration Date of the Exchange Offer) (“Eligible Options”). The procedures for electing to tender your Eligible Options are summarized in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated May 27, 2016 (the “Exchange Offer”) and this Election to Participate. Capitalized terms used herein and not defined have the meanings given in the Exchange Offer.

To tender some or all of your Eligible Options in accordance with the terms and conditions of the Exchange Offer, please follow the instructions below.

Full Legal Name:

INSTRUCTIONS:

1. Complete the below table by listing ALL Eligible Options you wish to tender for exchange. Then, manually sign this form and submit it in accordance with these instructions.

Grant Number	Grant Date	Exercise Price (Post-Split)	Shares Granted (Post-Split)

2. Your properly completed, manually signed and dated Election to Participate must be sent to us either by email to Ann McGrath (amcgrath@enteromedics.com) or by registered mail or courier to EnteroMedics Inc., Attn: Ann McGrath, 2800 Patton Road, St. Paul, Minnesota 55113 and received on or before 6:00 p.m. Central Time on June 27, 2016, unless the Exchange Offer is extended, in accordance with the terms and conditions of the Exchange Offer. You should make a copy of your Election to Participate and retain it for your records along with evidence of the date and time you emailed, mailed or shipped the Election to Participate to us.

Delivery of your Election to Participate other than via email, registered mail or courier to the address(es) specified above, will not constitute valid delivery.

3. EnteroMedics intends to confirm the receipt of your Election to Participate by email within five business days. If you have not received an email confirmation, we recommend that you confirm that we have received your Election to Participate. If you need to confirm receipt after five business days have elapsed, you may email Ann McGrath (amcgrath@enteromedics.com).

4. To change your previous election, your properly completed, manually signed and dated new Election to Participate must be sent to us as described in Instruction 2 above and received on or before the Expiration Date of the Exchange Offer.

5. To withdraw your previous Election to Participate in the Exchange Offer, your properly completed, manually signed and dated Notice of Withdrawal must be sent to us as described in Instruction 2 above and received on or before the Expiration Date of the Offer.

6. EnteroMedics will determine all questions as to the number of shares subject to Eligible Options tendered and the validity, form, eligibility (including time of receipt) and acceptance of your tender of Eligible Options. Subject to any order or decision by a court or arbitrator of competent jurisdiction, or any other applicable regulatory authority, our determination of these matters will be final and binding on all parties. We may reject any tender of Eligible Options that we determine is not in the appropriate form or would be unlawful to accept. We may waive any defect or irregularity in your tender with respect to your Eligible Options tendered on or before 6:00 p.m. Central Time on the Expiration Date. Your Eligible Options will not be accepted for exchange until you have cured all defects or irregularities to our satisfaction, or they have been waived by us, on or before 6:00 p.m. Central Time on the Expiration Date. Neither we nor any other person is obligated to give notice of any defects or irregularities involved in the exchange of any Eligible Options.

7. You should refer to “This Exchange Offer—Material United States Income Tax Consequences” of the Exchange Offer, which contains important tax information. We encourage you to consult with your own legal, financial and tax advisors if you have questions about your financial or tax situation.

AGREEMENT TO TERMS OF ELECTION TO PARTICIPATE

By electing to tender my Eligible Options for exchange pursuant to the Exchange Offer, I agree to all of the following:

1. I hereby agree to exchange my Eligible Options for New Options as indicated on this Election to Participate in accordance with the terms and conditions of the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated May 27, 2016, of which I hereby acknowledge receipt.

2. The tender of some or all of my Eligible Options will constitute my acceptance of the terms and conditions of the Exchange Offer. Acceptance by EnteroMedics of my Eligible Options for exchange upon the Expiration Date of the Exchange Offer will constitute a binding agreement between EnteroMedics and me upon the terms and subject to the conditions of the Exchange Offer.

3. I understand that if I validly tender Eligible Options for exchange, and such Eligible Options are accepted and canceled, I will lose my rights to purchase any shares under such Eligible Options and I will receive in exchange a New Option for a lesser number of shares, determined based on the Exchange Ratios, with a new exercise price, equal to the closing price per share of EnteroMedics common stock on the NASDAQ Stock Market on the last trading day before the expiration of the Exchange Offer, and a term of seven years from the date of grant.

4. I understand that all New Options will have a new vesting schedule and vest such that one-third of the shares underlying the option will be immediately vested on the date of grant and the remaining shares will vest monthly for 24 months, so long as I continue to remain employed by EnteroMedics during such periods.

5. I also understand that upon the occurrence of a “Change in Control” (as defined in the stock option agreement), 50% of the unvested portion of the New Options would become fully vested. In addition, in the event of a Change in Control in which the employment of the employee is terminated, 100% of the remaining unvested portion of the New Option would immediately vest and would be exercisable for five years following termination of employment.

6. I understand that the New Options will be non-qualified stock options for U.S. federal income tax purposes, regardless of whether my tendered Eligible Options were incentive stock options or non-qualified stock options.

7. I understand that the New Options will be subject to the terms and conditions of new stock option agreements and the 2003 Stock Incentive Plan. By participating in the Exchange Offer, I agree to execute and deliver a new stock option agreement for each of my New Options.

8. I acknowledge that EnteroMedics has encouraged me to consult with my own legal, financial and tax advisors as to the consequences of participating or not participating in the Exchange Offer.

9. To remain eligible to tender Eligible Options for exchange in the Exchange Offer, I understand that I must be actively employed by EnteroMedics on the date the Exchange Offer commences and must remain actively employed by EnteroMedics through the date that the New Options are granted.

10. I understand that nothing in the Exchange Offer or related documents should be construed to confer upon me the right to remain an employee of EnteroMedics. The terms of my employment with EnteroMedics remain unchanged. I understand that EnteroMedics cannot guarantee or provide me with any assurance that I will not be subject to involuntary termination or that I will otherwise remain employed until the grant date of the New Options, until the New Options are fully vested, or thereafter.

11. I understand EnteroMedics may extend, terminate, and/or amend the Exchange Offer. In any such event, I understand that any Eligible Options tendered for exchange but not accepted by EnteroMedics will remain in effect with their current terms and conditions until the Expiration Date, if any, of the Exchange Offer.

12. I understand that my election to participate in the Exchange Offer is entirely voluntary, and I am aware that I may withdraw my decision to tender my Eligible Options at any time until the Expiration Date of the Exchange Offer. Subject to the foregoing, I understand that my election to tender my Eligible Options will be irrevocable on the Expiration Date of the Exchange Offer, scheduled to be 6:00 p.m. Central Time on June 27, 2016, unless the Offering Period is extended by EnteroMedics.

13. I hereby relinquish to EnteroMedics all of my right, title and interest in and to all of the Eligible Options that I am electing to tender for exchange as specified in the table above.

14. I hereby represent and warrant that I have full power and authority to tender for exchange the Eligible Options specified in the table above and that, when and to the extent such Eligible Options are accepted by EnteroMedics, such Eligible Options will be free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and such Eligible Options will not be subject to any adverse claims.

15. I understand that the trading price of EnteroMedics common stock will vary from time to time during the Exchange Offer and after the Expiration Date of the Exchange Offer, such that the trading price of EnteroMedics common stock could increase at some time after the date my tendered Eligible Options are canceled pursuant to the Exchange Offer resulting in my financial position being less advantageous than if I had not accepted the Exchange Offer. By tendering the Eligible Options, I agree to hold EnteroMedics harmless for any actual or perceived loss suffered by me as a result of the changes in the trading price of EnteroMedics common stock during the Exchange Offer and after expiration of the Exchange Offer.

16. I hereby agree to all of the terms and conditions of the Exchange Offer, as set forth in this Agreement to Terms of Election, the Offer to Exchange Certain Outstanding Stock Options for New Options, dated May 27, 2016, and the other documents relating to the Exchange Offer and referred to therein or in the Schedule TO that EnteroMedics has filed with the Securities and Exchange Commission.

Date:

Signature of Optionee (or Authorized Signatory):

Optionee’s Name, please print in full:

Optionee’s EnteroMedics telephone #: ( ) –

Optionee’s EnteroMedics email address: